July 3, 2009

Mr. Michael Clampitt, Senior Attorney

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, D.C. 20549

Dear Mr. Clampitt,

This letter is provided in response to the April 13, 2009 letter from you on behalf of the Securities and Exchange Commission (the Commission) based on your review of the 10-K of First Citizens BancShares, Inc. (BancShares) for the fiscal year ended December 31, 2008 (Form 10-K) and the Definitive Schedule 14A filed March 20, 2009 (2009 Proxy Statement). The Form 10-K and the 2009 Proxy Statement are collectively referred to as the Filings.

We acknowledge that:

•	BancShares is responsible for the adequacy and accuracy of the various disclosures contained in the Filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings;

•	BancShares may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Responses to the comments from your April 13, 2009 letter are provided below and are numbered to conform to the numbers assigned to the questions.

Form 10-K

Cover Page

1.	Please state your correct Commission File Number which is 001-16715 rather than “0-16471.”

Acknowledged. We will correct this in future filings.

Business, page 3

2.	In future filings, please revise the first paragraph to report (for each segment) revenues, profit or loss and total assets for each of the last three fiscal years as required by Item 101(b) of Regulation S-K.

As required by Item 101(b) or Regulation S-K, we will provide this information, either by direct recitation or by cross-reference to the financial statement footnote.

Mr. Michael Clampitt

July 3, 2009

3.	In future filings, please revise this section, as required by Item 101(a)(1) of Regulation S-K, to describe the nature and results of the “series of mergers” to which you refer in the first paragraph of this section.

The ‘series of mergers’ occurred prior to 1929 when the company began to operate under the name ‘First-Citizens Bank & Trust Company.’ We do not believe that those mergers are important to a reader’s understanding of the company. We will remove reference to the ‘series of mergers’ in future filings.

4.	In future filings, please explain the similarities and differences between your two subsidiaries, First Citizens Bank and Trust and Iron Stone Bank including but not limited to the following: income and net income; assets; and principal products and services.

We will provide this information, either by direct recitation or by cross-reference to the financial statement footnote.

5.	In future filings, please revise this section to describe the principal markets for, and methods of distribution of, the segment’s principal products and services as required by Item101(c)(1)(i) of Regulation S-K. Disclose which of the seventeen states in which you operate provides you with major sources of revenues.

We acknowledge this comment and commit to making this disclosure in future filings.

6.	In future filings, please revise this section to describe competitive conditions, as required by Item 101(c)(1)(x) of Regulation S-K, including but not limited to the following:

•	The identity of the particular markets in which you compete;

•	An estimate of the number of your competitors;

•	An estimate of your competitive position;

•	Identify the principal methods of competition (e.g. price, service, warranty or product performance); and

•	Identify and explain positive and negative factors pertaining to your competitive position.

Please give separate consideration to the principal products or services or classes of products or services of the segment.

We acknowledge this comment and commit to making this disclosure in future filings.

7.	In future filings, please discuss the role that the Holding family plays as shareholders, directors and executives and as participants in related party transactions. Please disclose the aggregate number and percentage of shares beneficially owned by members of the Holding family.

Mr. Michael Clampitt

July 3, 2009

We acknowledge this comment and commit to making this disclosure in future filings.

Risk Factors, page 6

8.	In future filings, please revise this section to describe the most significant factors that make the your securities speculative or risky, as required by Item 503(c) of Regulation S-K, including but not limited to the risks to you of the current recession, the rise in foreclosures and loan defaults and the decline in the housing markets. Please address the risks to you resulting from your concentration of loans in real estate.

We acknowledge this comment and commit to making this disclosure in future filings.

Market for Common Equity, page 6

9.	In future filings, please disclose that the market for your class B stock is extremely limited in that most days it there is no trading and to the extent there is any trading, it is generally low in volume. Please disclose the average trading volume for the previous three months and previous year.

We acknowledge this comment and commit to making this disclosure in future filings.

Management’s Discussion and Analysis of Financial condition and Results of Operations Overview, page 8

10.	In future filings, please revise the overview to provide meaningful disclosure and analysis relating to your particular business and financial condition and results of operations consistent with Release no. 33-8350 including, but not limited to, the following:

•

Provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results;

•

Identify and provide insight into material opportunities, challenges and risks that you face, such as the economic recession in your principal market area, the drop in real estate prices and real estate sales, on which your executives are most focused for both the short and long term; and

•	Identify and provide insight into the actions you are taking to address each of the serious challenges and risks that you face;

We acknowledge this comment and commit to making this disclosure in future filings.

Performance Summary, page 9

11.	In future filings, please revise this section in its entirety to comply with Item 303 and Release No. 33-8350 by identifying and analyzing known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on your financial condition or operating performance including, but not limited to, analysis of the following:

Mr. Michael Clampitt

July 3, 2009

•

How the collapse of the real estate market and the economy in your principal markets has affected you and how the continued deterioration may affect you given concentration of your loans in real estate;

•	How the carrying amount of your investment securities and loans may be overvalued due to dramatic decline in the market value of these assets;

•	Trends in the number and percentage of your loans that are overdue by 60 days or more; and

•	Trends in the number and percentage of your loans that have defaulted or foreclosed.

We acknowledge this comment and commit to making this disclosure in future filings.

12.	In future filings, please disclose the extent to which your portfolio contains subprime, “alt A” loans and/or interest only loans. Disclose the extent to which the interest rates on these loans will reset in the near future and provide analysis of the anticipated effect on delinquencies and foreclosures given the recession and the collapse of the housing market in your principal market area.

We have previously disclosed our exposure to subprime loans to be limited to affordable housing loans that were originated and retained on our balance sheet. At March 31, 2009, those loans had a fair value of $5.5 million, none of which are included as nonperforming assets.

We do not currently monitor ‘Alt-A’ or ‘interest only’ loans in isolation; instead, we monitor risk by reference to other characteristics that are discussed in our 10-K. We will quantify the requested amounts and, if material, we will provide disclosure in future filings.

Transactions with Related Persons, page 37

13.	In future filings, please provide more detail regarding the related party transactions as required by Item 404 of Regulation S-K including but not limited to those directly or indirectly with members of the Holding family. Disclose whether each of these transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons not related to you. Discuss whether these transactions were approved by independent directors.

We acknowledge this comment and commit to making this disclosure in future filings.

14.	Please file, as exhibits, your agreements with First Citizens Bank and Trust Company, Inc., South Carolina, Southern Bank and Trust Company and The Fidelity Bank. that you refer to on page 30 of your Proxy Statement.

In the ordinary course of its business, the Registrant’s bank subsidiary, First-Citizens Bank & Trust Company (through a department of the bank operating under the trade name “InfoTech Alliance Bank Services,” its Corporate Trust Department, and other

Mr. Michael Clampitt

July 3, 2009

departments of the bank), regularly provides a variety of ongoing business, operations and support services to financial institutions and other business clients pursuant to services agreements. Those clients include more than 60 other financial institutions, including the three banks listed in Comment 14. The services provided to financial institutions under these agreements may include typical check processing, document imaging services, clearing of incoming and outgoing items, maintenance of loan and deposit systems, stock transfer services, retirement plan and other corporate trust services, and a variety of other services related to the operations of those other “client banks.” We believe that the services provided to the three banks listed in Comment 14 are such that the agreements with those banks “ordinarily accompan[y] the kind of business conducted by the registrant and its subsidiaries” and, therefore, that Regulation S-K Item 601 does not require those agreements to be filed as “material contracts.” Please advise us as to whether the Staff concurs with our analysis.

Certification under Section 906

15.	Please amend your certificate as follows:

•	correct the name of the document to which the certificate relates which is the Form 10-K for the fiscal year ended December 31, 2008 (rather than for “the quarter ended December 31, 2008”;

•	delete the qualification that the certifications are to his or her knowledge;” and

•	submit separate certifications for each of the individuals.

Acknowledged. We will make the requested modifications in future filings.

Notes to Consolidated Financial Statements

Note O – Goodwill, page 66

16.	We note that no goodwill impairment loss was recorded during the years ended December 31, 2008 and 2007 and that you reported net losses for your Ironstone Bank segment for these same periods. In an effort to help us better understand your testing and to provide greater transparency in your disclosures, please address the following regarding impairment testing performed during 2008 and 2007:

•	tell us and revise your future filings to disclose the dates of your impairment tests;

•	provide us with a list (in tabular format) of each reporting unit and identify the respective unit fair value, carrying amounts, and reporting unit goodwill;

•	identify each reporting unit that was tested for impairment and discuss the specific technique used to determine unit fair value;

•

tell us, when you are evaluating your individual reporting units for impairment, how you validate the reasonableness of the fair values determined. For example, tell us whether you received quoted market prices in active markets to validate the results

Mr. Michael Clampitt

July 3, 2009

from the discounted cash flow model. In this regard, we note that paragraph 23 of SFAS 142 indicates that quoted market prices in active markets are the best evidence and should be used if available; and

•	in your future filings as well as your response, please identify specifically which reporting units, if any, required the second step of impairment testing and the results of such testing.

Acknowledged. In future filings, we will disclose the dates of our annual impairment testing and will disclose whether any second step impairment testing is required.

With respect to our goodwill impairment tests that were performed during 2008 and 2007:

•	We conduct our annual impairment testing required under SFAS 142 as of July 31;

•

The annual impairment tests that were performed as of July 31, 2008 and 2007 both determined that there was no evidence of impairment so no ‘second step’ testing was performed for either of our reporting units;

•	In our annual impairment testing performed during 2008 and 2007, we compared the carrying value of each operating segment against a range of fair value estimates that were derived from two tests:

•

A price-earnings multiple that was calculated based on an average published P-E multiple that is based on actual business combinations; this value was applied against our actual earnings to determine a fair value estimate;

•	A market premium that was calculated as the ratio of the observed price of our common equity to the book value over a period prior to the measurement date;

•

Based on the goodwill impairment testing performed as of July 31, 2008 and 2007, the fair value of BancShares under both the price-earnings multiple analysis and the market premium analysis exceeded BancShares’ consolidated shareholders’ equity;

•	the fair values calculated under each analysis method were allocated to the operating segments as follows:

•	although ISB was operating at a net loss in both periods, we estimated the premium that would result from a deposit assumption to calculate the fair value;

•	the consolidated fair values less the amount allocated to ISB was allocated to FCB;

•	neither FCB’s nor ISB’s goodwill was found to be impaired in either period;

•	Specific results from the annual impairment tests performed as of July 31, 2008 and 2007 are provided below:

Mr. Michael Clampitt

July 3, 2009

	Annual impairment testing conducted
	7/31/2008	7/31/2007
Level 1 Testing:
Fair values of reporting units:
Per share values for BancShares:
Market price per share (average during measurement period, FCNCA)	$149.18	$196.72
Book value per share (during measurement period)	$141.24	$129.74
Fair value estimates by entity using indicated model:
FCB:
Market premium analysis	$1,231,425,000	$1,657,506,000
Price-earnings multiple analysis	1,746,231,000	1,799,736,000
ISB:
Market premium analysis	345,425,000	432,736,000
Price-earnings multiple analysis	345,425,000	432,736,000

Fair value estimates by entity based on:
Ceiling
FCB	$1,746,231,000	$1,799,736,000
ISB	345,425,000	432,736,000

Total	$2,091,656,000	$2,232,472,000

Floor
FCB	$1,231,425,000	$1,657,506,000
ISB	345,425,000	432,736,000

Total	$1,576,850,000	$2,090,242,000

Consolidated market capitalization based on average market price during measurement period	$1,556,611,699	$2,052,665,594

Carrying values of reporting units:
FCB	$1,229,249,000	$1,127,858,000
ISB	304,916,000	291,902,000

Consolidated	$1,534,165,000	$1,419,760,000

Goodwill by reporting unit:
FCB	$101,832,000	$101,832,000
ISB	793,000	793,000

Consolidated	$102,625,000	$102,625,000

Did Level 1 testing suggest impairment of goodwill for:
FCB	No	No
ISB	No	No

17.	In future filings, please disclose the amount of goodwill by reportable segment. Refer to paragraph 52c(2) of SFAS 141.

We acknowledge this comment and commit to making this disclosure in future filings

Mr. Michael Clampitt

July 3, 2009

Note I – Estimated Fair Values

18.	We note you classify non-marketable investment securities that may only be redeemed by the issuer as investment securities available for sale. Please tell us and revise your future filings to clarify the nature of these investments and to discuss your accounting policies for such investments. If these investments consist of FHLB stock, please note that paragraph 12.26 of the AICPA Audit Guide for Depository Lending Institutions states that investments in FHLB stock generally should not be shown with securities accounted for under SFAS 115. If applicable, please tell us why you believe your classification of FHLB stock is appropriate considering the above guidance or revise future filings to present your investment in FHLB stock outside of securities available for sale. Please provide any supporting accounting guidance for your position.

As of December 31, 2008, investment securities available for sale includes $45.8 million of FHLB stock. In the future, in accordance with 12.26 of the AICPA Audit Guide for Depository Lending Institutions, we will report this investment outside of investment securities available for sale. The reclassification of these securities was reflected in the 10-Q for the quarter ended March 31, 2009.

Please contact John Gray at 919/716-7337 if you have any further questions.

Sincerely,

/s/ FRANK B. HOLDING, JR.
Frank B. Holding, Jr.
Chairman and Chief Executive Officer